UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

349882100

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tom Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,189,547(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,189,547(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,189,547(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 12.9%(2)

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Fossil, Inc.
	(b)	Address of Issuer's Principal Executive Offices 2280 N. Greenville Avenue Richardson, Texas 75082

Item 2.
	(a)	Name of Person Filing Tom Kartsotis
	(b)	Address of Principal Business Office or, if none, Residence 2280 N. Greenville Avenue Richardson, Texas 75082
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, par value $.01
	(e)	CUSIP Number 349882100

Item 3.
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 11,902,107(3)
(b) Percent of class: 16.7%(2)
(c) Number of shares as to which the person has: 11,902,107(3)
(i) Sole power to vote or to direct the vote 11,902,107(3)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 11,902,107(3)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

(1) Includes 2,074,757 shares in grantor retained annuity trusts.
(2) Based on 71,109,763 shares issued and outstanding as of December 31, 2004.

(3)     Includes 2,679,580 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership, and 32,980 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis, a minor.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005.
Date
/s/ Tom Kartsotis
Signature
Tom Kartsotis
Name/Title